

April 30, 2014

Via E-mail
Karen G. Krasney, Esq.
General Counsel
Capricor Therapeutics, Inc.
8840 Wilshire Boulevard, 2nd Floor
Beverly Hills, CA 90211

> **Re:** **Capricor Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 18, 2014**
> **File No. 333-195385**

Dear Ms. Krasney:

We have limited our review of your registration statement to the issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We are currently processing your pending request for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the confidential treatment request.

Exhibit 5.1

2. We note the language in the legal opinion filed as Exhibit 5.1 that "[t]his opinion letter is rendered solely to you…" In our view, this language represents an inappropriate limitation on reliance. As highlighted in Section II.B.3.d of the Division of Corporation Finance Staff Legal Bulletin No. 19, we will not accept any limitation on reliance as purchasers of the securities in the offering are entitled to rely on the opinion. Please remove the language quoted above from the legal opinion and re-file the opinion as an exhibit to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Robert R. Carlson, Esq.
        Paul Hastings LLP
        1117 S. California Avenue
        Palo Alto, CA 94304